HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

October 14, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Entertainment Holdings, Inc.

Amendment No. 2 to Form 10-12G

Filed September 24, 2021

File No. 000-56317

Dear sir or madam:

I am counsel for Entertainment Holdings, Inc. and am in receipt of your letter dated October 8, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Registration Statement on Form 10-12g filed September 3, 2021

2021 Item 5. Directors and Executive Officers, page 22

1.We note your response to comment 1. Please amend your disclosure on page 22 to indicate that Entertainment Holdings Inc. is not the successor issuer to Victoria Mining Company, Inc. Additionally, please disclose the nature and dollar amount of any consideration received when Mr. Petersen terminated his association with the blank check companies disclosed on pages 22 and 23.

Response: We have amended the referenced section in Item five to explain that the Company has no relation to or with Victoria Lake, Inc., and the Company has never been a successor issuer of Victoria Lake, Inc. Please note a typo was located that may be the source of this comment. That typos listed the Company where it should have been Victoria Lake, Inc, in the section relating to Mr. Petersen’s current involvement with that unrelated company. Regarding the prior blank check companies, those amounts have been included as requested. In regard to Allied Venture Holding Corp, Mr. Petersen does not recall the amount of consideration received, other that the fact he was paid in US currency.

Item 10. Recent Sales of Unregistered Securities, page 24

1.We partially reissue comment 3. Please disclose the consideration paid by Mr. Peterson to purchase the two convertible promissory notes and the party from whom such notes were purchased. In addition, please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the facts supporting your reliance upon the exemption relied upon.

Response: Item 10 has been amended to clarify Mr. Petersen’s purchase of the convertible notes that were subsequently converted into the shares in association with the change of control. No shares were issued in relation to the domiciliary merger or parent/subsidiary formation and would be exempt under 2(a)(3) of the Securities Act of1933.

The foregoing information is deemed to be Company’s complete response to your inquiries of October 8, 2021.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett